FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of January 2003

GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE

CGG and BAKER ATLAS to combine forces in borehole seismic
Signature of definitive agreements

Paris, January 9, 2003,

Compagnie Générale de Géophysique (CGG, NYSE: GGY, SRD: 12016) announced today that it executed with Baker Hughes Incorporated on December 27, 2002 definitive documentation relating to the sale by CGG to Baker Hughes of CGG’s borehole seismic data acquisition business.

Baker Hughes paid 90% of the consideration for the transaction on December 27, 2002, and on that date acquired certain assets and intellectual property of the borehole data acquisition business.

The remaining 10% will be transferred at the final closing, which is anticipated to occur not later than February 28, 2003, at which time the employees and contracts of the ongoing business will be transferred to Baker Hughes, and at which time the parties will form a joint company for processing and interpretation of borehole seismic data. CGG will hold a 49% equity in the venture.

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Contact: Christophe PETTENATI-AUZIERE (33) 1 64 47 36 75

Email: invrel@cgg.com
Internet: www.cgg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE
1, rue Léon Migaux 91341 – Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date: January 9th 2003	By Senior Executive Vice President, Strategy, Control & corporate planning /Christophe PETTENATI AUZIERE/

*Print the name and title of the signing officer under his signature.